                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 2

                            Whole Foods Market, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   966837106
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                      ----------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               June 12, 1997
                   -----------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

-----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

            WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                 X
                                                ----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        New York
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,289,623
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,289,623
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,289,623
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                       6.7%
-----------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
-------------------------------------------------------------------------

-----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                 -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares                   8,328
Beneficially    ----------------------------
Owned By        8  Shared Voting Power
Each                   1,289,623
Reporting       ----------------------------
Person With     9  Sole Dispositive Power
                         8,328
                ----------------------------
                10  Shared Dispositive Power
                       1,289,623
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,297,951
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           6.7%
-----------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
----------------------------------------------------------------------

_____________________
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting              1,104,815
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                       1,104,815
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       1,104,815
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                          5.7%
-----------------------------------------------------------------
14.  Type of Reporting Person

              PN
-----------------------------------------------------------------

----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ---------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,104,815
Person With     ----------------------------
                9  Sole Dispositive Power

                          -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,104,815
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,104,815
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ________
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                      5.7%
-----------------------------------------------------------------
14.  Type of Reporting Person

         PN
-----------------------------------------------------------------

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D
                         RELATING TO THE COMMON STOCK
                          OF WHOLE FOODS MARKET, INC.

          GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/1/ hereby amend this statement on Schedule 13D filed with respect to the Common Stock, no par value per share (the "Common Stock") of Whole Foods Market, Inc., a Texas corporation (the "Company"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to own beneficially shares of Common Stock through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, GS Group beneficially owns options to purchase shares of Common Stock, and Goldman Sachs and GS Group may be

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

deemed to beneficially own shares of Common Stock held in client accounts managed by Goldman Sachs ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. In addition, Goldman Sachs may from time to time acquire shares of Common Stock in ordinary course trading activities.

Item 3 is hereby amended as follows:

Schedule IV also reflects certain ordinary course trading activities in the Common Stock effected by Goldman Sachs. The funds used in such activities came from Goldman Sachs working capital. As of July 18, 1997, no shares of Common Stock were held as a result of such ordinary course trading activities.

Item 4 is hereby amended as follows:

On July 17, 1997, Elizabeth C. Fascitelli, a vice president of Goldman, Sachs & Co. and GS Capital's former designee to the Board of Directors of the Company resigned from the Board of Directors. A copy of Ms. Fascitelli's resignation letter is attached as Exhibit 7, and incorporated by reference herein.

Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

             (a) As of July 18, 1997, GS Capital beneficially owned, and GS Advisors, L.P. may be deemed to beneficially own, 1,104,815 shares of Common Stock, representing approximately 5.7% of the shares of Common Stock outstanding, and the Other Limited Partnerships in the aggregate beneficially owned 182,188 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock reported to be outstanding as of May 28, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended April 13, 1997).

             As of July 18, 1997, Goldman Sachs may be deemed to beneficially own an aggregate of 1,289,623 shares of Common Stock, including 1,287,003 shares of Common Stock beneficially owned by the Limited Partnerships and 2,620 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 6.7% of the shares of Common Stock reported to be outstanding as of May 28, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended April 13, 1997).

             As of July 18, 1997, GS Group may be deemed to beneficially own an aggregate of 1,297,951 shares of Common Stock, including the 1,289,623 shares of Common Stock which may be deemed to be beneficially owned by Goldman Sachs and 8,328 shares of Common Stock subject to options owned by GS Group that are currently exercisable, representing in the aggregate approximately 6.7% of the shares of Common Stock reported to be outstanding as of May 28, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended April 13, 1997).

             GS Group and Goldman Sachs disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

          None of the Filing Persons and, to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person and none of the persons listed in Schedule I or II hereto beneficially owns any shares of Common Stock as of July 18, 1997 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the 2nd through 5th pages of this filing.

          (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the 60 day period from April 13, 1997 through July 18, 1997. Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I or II hereto, during such period. The transactions in the Common Stock described in Schedule IV were effected in the over the counter market directly with a market maker in the Common Stock or in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $60,287.50.

Item 6 is hereby amended as follows:

          In connection with the resignation by Ms. Fascitelli from the Company's Board of Directors, GS Capital delivered a letter to the Company in which GS Capital waived its rights under the Merger Agreement to designate a director to the Company's Board of Directors. A copy of that letter is attached as Exhibit 8 and incorporated by reference herein.

Item 7 is hereby amended as follows:

         (7) Resignation letter from Elizabeth C. Fascitelli to the Company, dated July 17, 1997.

         (8) Waiver letter from GS Capital to the Company, dated July 17,
1997.

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  July 22, 1997



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Managing Director


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation, its
                                        general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Executive Vice President


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS Advisors, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President

                                  SCHEDULE IV
                           Whole Foods Market, Inc.
                              Cusip No. 966837106



Purchases       Sales           Price     Trade Date    Settlement
                                                           Date

                47,214          29.0000   15-May-97     20-May-97
                 3,357          29.0000   15-May-97     20-May-97
                 1,972          29.0000   15-May-97     20-May-97
                 1,161          29.0000   15-May-97     20-May-97
                 1,296          29.0000   15-May-97     20-May-97
                 2,600          23.1875    1-May-97      2-May-97
2,600                           23.1875    1-May-97      2-May-97
                 8,584          30.0000   12-Jun-97     17-Jun-97
               171,688          29.8750   12-Jun-97     17-Jun-97
                   610          30.0000   12-Jun-97     17-Jun-97
                12,209          29.8750   12-Jun-97     17-Jun-97
                   359          30.0000   12-Jun-97     17-Jun-97
                 7,170          29.8750   12-Jun-97     17-Jun-97
                   211          30.0000   12-Jun-97     17-Jun-97
                 4,222          29.8750   12-Jun-97     17-Jun-97
                   236          30.0000   12-Jun-97     17-Jun-97
                 4,711          29.8750   12-Jun-97     17-Jun-97

                                 EXHIBIT INDEX


EXHIBIT NO.                       EXHIBIT

(7)                               Resignation Letter from Elizabeth C.
                                  Fascitelli to the Company, dated July 17, 1997

(8)                               Waiver Letter from GS Capital Partners, L.P.
                                  to the Company, dated July 17, 1997.